UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K /A Amendment No. 1

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	February 2010

SEC File No. 000-53834

RARE ELEMENT RESOURCES LTD.
(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

Explanatory Note

This amendment on Form 6-K has been filed to submit updates for US GAAP note to the interim financial statements for the period ended December 31, 2009, as filed with the Securities Exchange Commission on March 8, 2010.

    Exhibit 99.1 - Interim Financial Statements: Six Months Ended 12/31/2009

    Exhibit 99.2 - Form 52-109FV2: CEO Certification of Interim Filings

    Exhibit 99.3 - Form 52-109FV2: CFO Certification of Interim Filings

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rare Element Resources Ltd. -- SEC File No. 000-53834 (Registrant)

Date: September 8, 2011	/s/ Winnie Wong
Winnie Wong, Corporate Secretary